Beam Global

5660 Eastgate Drive

San Diego, CA 92121

December 20, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue

Re:	Beam Global
Registration Statement on Form S-3 (No. 333-272396)
Request for Acceleration

Dear Ms. Donahue:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Beam Global (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-272396) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on Friday, December 22, 2023, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call our counsel Jeff Pietsch of Weintraub Tobin, at (415) 772-9611.

Very truly yours,
Beam Global

By: /s/ Lisa A. Potok
Lisa A. Potok
Chief Financial Officer